UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six months ended June 30, 2023

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Registrant’s telephone number, including area code)

Class D Units

(Title of each class of securities issued pursuant to Regulation A)

IRON BRIDGE MORTGAGE FUND, LLC

SEMIANNUAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2023

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FORWARD-LOOKING STATEMENTS

This Semiannual Report on Form 1-SA (the “Form 1-SA”) of Iron Bridge Mortgage Fund, LLC (the “Company”) includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our most recently filed offering circular or Annual Report on Form 1-K. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Form 1-SA speak only as of the date on which they are made, and we do not intend, and assume no obligation, to update those forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Form 1-SA are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this Form 1-SA with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this Form 1-SA are based on historical examples and the Company’s estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

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ITEM 1 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the Company’s results of operation, financial condition, and liquidity.

Overview

We are a private lender formed in 2009 as an Oregon limited liability company. The Company makes commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development and redevelopment of residential and commercial real estate throughout the United States. We generate most of our revenue from interest on loans and loan fees. Our loan portfolio consists of a mix of single-family and multi-family redevelopment and new construction projects. Our primary source of funding is private debt and Bank Borrowings. Our largest expenses are management fees paid to the Manager, Iron Bridge Management Group LLC, and interest paid on private debt and Bank Borrowings, as described in greater detail below. We measure our performance through various metrics, including our net income, net margin, net interest rate spread, net interest margin, ratio of interest-earning assets to interest-bearing liabilities, non-performing loans to total loans, late fee and default interest from non-performing loans, charge-offs on non-performing loans, estimated active portfolio loan-to-value compared to actual paid-off portfolio loan-to-sale price, and interest coverage ratios.

Effects of COVID-19 on business model and portfolio performance

Through June 30, 2023, the Company experienced no material financial impact from the COVID-19 pandemic and related stay-at-home orders. The Company remains hyper-focused on monitoring its borrowers, improvement loan draws, and the health of the underlying real estate sub-markets it serves. Our Portfolio Borrowers have continued to successfully buy, fix and sell properties despite the over 40% year-over-year decline in pending home sales following the April 2020 COVID-19 stay-at-home orders. Our observation during April and early May of 2020 was that the decline in buyer demand due to stay-at-home orders was more than offset by a decline in the number of homeowners willing to list their homes for sale due to their reluctance to have strangers enter their homes for showings. While this did lead to a significant decline in overall residential real estate transaction volume, our Portfolio Borrowers do not occupy their properties and generally had few problems securing buyers and selling their Projects consistent with anticipated timelines. However, during late May and June 2020, demand for residential real estate rebounded significantly, approaching pre-pandemic levels, while the supply of homes for sale remained low as many homeowners were hesitant to list their homes for sale. From July through December 2021, the supply of homes for sale remained low while demand for housing increased significantly, resulting in increasing home prices. A market environment that has generally benefited our Portfolio Borrowers. During 2022, and the first month the Company did not experience any market impact related to COVID-19.

It is also important to point out that the residential real estate market entered the pandemic with strong demand, very low inventory and generally conservative bank lending standards, a sharp contrast to the real estate bubble that existed prior to the great recession of 2008. In addition, the government has deployed many policy tools developed during the Great Recession of 2007 to 2009 that are designed to avoid a massive supply of foreclosures that could depress housing prices and lead to a financial/banking crisis. For example, all government backed mortgages allowed borrowers to avoid foreclosure for up to 12 months through forbearance. Similarly, many states and counties have implemented legislation or executive orders to delay foreclosure activity on non-government backed mortgages. While these foreclosure restrictions could affect the Company’s ability to foreclose on some of its Portfolio Loans under certain conditions, the Company has mitigated this risk by requiring interest reserves on most of its loans since mid-April 2020.

Due to the complex nature of the impact of COVID-19 on the economy, it is difficult to predict future impacts, though we believe the structure of our business remains solid. Please see the Company’s most recent quarterly or annual results for any additional updates.

Fluctuating interest rates could adversely affect our business.

Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect our ability to originate new loans and our borrowers’ ability to sell their projects to repay our loans. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business.

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Further, our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, and other interest-earning assets and the interest paid on borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply and other changes in financial markets.

During the six months ended June 30, 2023, the Company saw stable loan demand despite the aggressive rate increases by the Federal Reserve. Due to the short-term duration of the Company’s Portfolio Loans, the Company’s Portfolio Borrowers were able to sell their Projects and recycle their capital into new Projects at lower prices to adjust for changing market conditions. That being said, economic concerns may result in a reluctance of our Portfolio Borrowers to start new Projects. Due to the ongoing economic uncertainty caused by Federal Reserve interest rate increases, the Company continued its risk mitigation strategy initiated at the start of COVID-19 in 2020: (1) most new loans required borrowers to pre-pay interest; (2) we continued lending to only the highest quality borrowers; (3) we continued lending primarily in non-judicial states, which we believe to be less risky than judicial states; and (4) we continued lending on lower risk Projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market).

Inflation

The effect of changing prices on financial institutions is typically different than on non-banking companies since a substantial portion of a lender’s assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes to interest rates can be directly correlated to price level indices; therefore, the Company can best counter inflation over the long term by managing sensitivity to interest rates of its net interest income and controlling levels of noninterest income and expenses. In addition, the short-term duration of the Company’s Portfolio Loans minimizes interest rate risk compared to loan portfolios with longer durations.

REIT Election

Effective July 28, 2022, the members of the Company approved the Company’s election to be treated as a real estate investment trust (“REIT”) for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the taxable year ending December 31, 2022 and in connection therewith, the amendment and restatement of the Company’s Second Amended and Restated Operating Agreement (the “Third Amended Operating Agreement”) to incorporate certain provisions to facilitate that election.

A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property. It also must be beneficially owned by 100 or more persons, and have not more than 50% in value of its outstanding stock owned, directly or indirectly, by five or fewer individuals, as determined under the Code. The Company must also make a special election under the Code to be treated as a corporation taxed as a REIT, which the Company intends to do commencing on its 2022 tax return. Upon such election and subject to meeting the REIT eligibility requirements, the Company will cease to be treated as a partnership for U.S. federal income tax purposes and instead be treated as a corporation taxable as a REIT commencing with our taxable year ending December 31, 2022. The Company’s failure to qualify as a REIT would cause us to be treated as a regular corporation subject to U.S. federal income tax and potentially state and local tax.

In addition to the above requirements, to obtain the favorable tax treatment accorded to REITs, the Company normally will be required each year to distribute to members at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. In the event regular distributions are insufficient to meet the distribution requirements applicable to a REIT, the Company alternatively may arrange for borrowings in order to maintain its REIT status, issue a qualifying distribution of additional equity, or take advantage of “consent dividend” procedures in which the Company is deemed to have distributed, and the Company’s members would be deemed to have received, taxable dividends without the payment of actual cash. Failure to make required distributions may result in additional taxes and penalties to the Company.

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Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects the Company’s estimate of the level of probable incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The Company’s expects to accrue a provision for loan losses at a rate of 0% and 1.0% annualized.

REO and Foreclosed Assets. Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the REO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Gains and losses on the disposition of REO and foreclosed assets are netted and posted to other non-interest income or expenses.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Deferred Loan Origination Fees. The Company will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are accreted to income over the life of the loan under the effective interest method.

The Company offers its borrowers loan options with a combination of low origination fees and high interest rates or loans with high origination fees and low interest rates. While the yield earned by the Company on these loan options is similar, changes in the percentage of Portfolio Loans with high origination fees can affect the amount of interest income derived from deferred loan origination fees.

Income Taxes. During 2021, the Company was a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity paid no federal income tax. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements for 2021. During 2022, the Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”). A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations. The Company has evaluated its current tax positions and has concluded that as of June 30, 2023, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

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Comparison of Operating Results for the Six Months Ended June 30, 2023 and 2022

Net Income, Net Margin and Net Interest Rate Spread. Net income was $3,135,040 for the six months ended June 30, 2023, compared to $3,623,257 for the six months ended June 30, 2022, a decrease of $488,217 or 13.5%.

Net interest margin for the six months ended June 30, 2023 and 2022 was 9.589% and 9.132%, respectively. The net interest rate spread for the six months ended June 30, 2023 and 2022 was 4.164% and 7.329%, respectively.

Net income saw a decrease between periods as the Company’s average interest-earnings assets decreased by $21.7 million, reflecting relatively slower loan portfolio growth, due to more conservative loan underwriting, during the first six months of 2023 compared to first six months of 2022.

Net interest margin remained fairly constant between periods as the Company decreased portfolio leverage, which offset an increase in the cost of Bank Borrowings. However, the increased cost of Bank Borrowings did reduce the Company’s net interest rate spread between periods.

Interest Income. Mortgage interest income decreased $1,467,494, or 19.5%, to $6,062,076 for the six months ended June 30, 2023 compared to $7,529,570 for the six months ended June 30, 2022. The decrease in interest income was primarily the result of average interest-earnings assets decreasing by $21.7 million between periods, as loan portfolio size peaked during the first half of 2022, declined during the second half of 2022, then began increasing again during the first half of 2023.

The average daily balance of cash during the six months ended June 2023 and 2022 was $10,566 and $31,560, respectively, with the variance being primarily due to more efficient cash management. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense decreased $724,046, or 44.3%, to $911,557 for the six months ended June 30, 2023 from $1,635,603 for the six months ended June 30, 2022.

Interest expense paid on Senior Notes decreased $737,751, or 100%, to $0 for the six months ended June 30, 2023 compared to $737,751 for the six months ended June 30, 2022. This decrease was the result of the Company terminating its Senior Note offering during 2022 and converting Senior Notes to Class D Units of Equity as part of its recapitalization, effective January 1, 2023.

Interest expense on Bank Borrowings increased $13,705, or 1.5%, to $911,557 for the six months ended June 30, 2023 from $897,852 for the six months ended June 30, 2022. This very modest increase was attributable to a 42.9% decrease in average Bank Borrowings to $25.5 million from $44.6 million offsetting a 316 basis point increase in the interest rate paid on those Bank Borrowings.

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Net Interest Income. Net interest income decreased $743,448, or 12.6%, to $5,150,519 for the six months ended June 30, 2023 from $5,893,967 for the six months ended June 30, 2022. The decrease resulted primarily from a $1,467,494 decrease in interest income more than offsetting a $724,046 decrease in interest expense.

The decrease in interest income was primarily the result of a reduction in loan portfolio size, as the Company chose to be more selective making new loans. The decline in interest expense was primarily attributable to the termination of our Junior Note and Senior Note offerings, and a decrease in average Bank Borrowings.

Rental Property Income. Rental property income decreased $46,387 to $0 for the six months ended June 30, 2023 from $46,387 for the six months ended June 30, 2022. The decrease resulted from the sale of one rental property during 2022.

Other Income. Other income decreased $93,043, or 55.5%, to $74,654 for the six months ended June 30, 2023 from $167,697 for the first six months of 2022. The decrease was primarily attributable to an decrease in late fees and default interest. Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets held for sale, and reversals in the allowance for loan losses used to offset losses on the sale of REO Assets. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

Non-Interest Expense. Non-interest expense decreased $389,736, or 15.8%, to $2,079,952 for the six months ended June 30, 2023 from $2,477,468 for the six months ended June 30, 2022. The largest decrease in non-interest expense was a $327,628 decrease in loan servicing fees, due to a decline in average loan portfolio size. The largest increases in non-interest expense were a $101,775 increase in other expenses, and an $86,272 increase in professional services, primarily due to the Company’s conversion from a partnership into a REIT during 2022.

Provision for Loan losses. Based on our analysis of loan portfolio performance, as outlined above in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” the Company recorded a provision of $0 for the six months ended June 30, 2023, compared to $236,304 during the six months ended June 30, 2022. The allowance for loan losses was $1,804,510, or 1.5% of total unpaid principal balance at June 30, 2023, compared to $1,935,187, or 1.4% of total unpaid principal balance at June 30, 2022.

The Company recorded loan charge offs of $106,175 during the six months ended June 30, 2023, compared to charge offs of $7,780 during the six months ended June 30, 2022. The Company anticipates that its provision-for-loan-losses accrual rate will fluctuate on a monthly basis between 0.0% and 1.0% annualized.

The Company had seven delinquent loans, totaling $2.4 million, at June 30, 2023, compared to no delinquent loans at June 30, 2022. The Company anticipates full proceeds on these loans. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2023 and June 30, 2022.

The decrease in provision-for-loan-losses during the six months ended June 30, 2023 was primarily attributable to a lower accrual rate when compared to the first six months ended June 30, 2022, reflecting the allowance for loan losses reaching target levels during early 2023.

It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 140 days in non-judicial states and longer in judicial states or if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

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Income Taxes. Income tax expense for the six months ended June 30, 2023 and 2022 were $10,181 and $7,326, respectively. This tax expense is related to municipal franchise taxes. During 2022, the Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”). A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

Comparison of Financial Condition at June 30, 2023 and December 31, 2022

Total Assets. At June 30, 2023, total assets equaled $124.7 million, an increase of $18.4 million, or 17.4%, from $106.3 million at December 31, 2022. The increase in total assets compared to yearend was primarily attributable to an increase in the size of the loan portfolio, driven by an improvement in loan demand during the six months ended June 30, 2023.

Mortgage Loans Receivable, Net. Net loans are the unpaid principal balance of Portfolio Loans, net of deferred loan origination fees, allowance for loan losses and fair value adjustments related to impairment. See “Critical Accounting Policies and Accounting Estimates – Deferred Loan Origination Fees” Page 6, and “– Fair Value of Mortgage Loans Receivable” Page 6 for additional details.

At June 30, 2023, net loans equaled $121.6 million, an increase of $18.4 million, or 17.8%, from $103.2 million at December 31, 2022. The increase in net loans compared to yearend was primarily attributable to an increase in the size of the loan portfolio, driven by an improvement in loan demand during the six months ended June 30, 2023.

Real Estate Held for Sale (REO). As of June 30, 2023, the Company had REO asset inventory of $2.1 million (1.7% of total assets) comprised of 1 property located in Alameda County, California. Repairs to the California property are 95% complete and the Company is waiting for a public works permit to be issued prior to listing the property for sale. During the six months ended June 30, 2023, no REO asset were acquired and no REO asset was sold.

This compares to December 31, 2022 when the Company had REO asset inventory of $2.1 million (2.0% of total assets) comprised of the same property located in Alameda County, California.

Rental Property. At December 31, 2022 and during the six months ending June 30, 2023, the Company had no rental property.

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Liquidity and Capital Resources

The Company’s primary sources of funds include Portfolio Loan payoffs, monthly interest payments received on Portfolio Loans, and Bank Borrowings. Other sources of funds may include proceeds from Equity Program investors as well as the disposition of non-performing assets.

Equity Program. On April 1, 2009, the Company commenced a private placement equity offering of 10% Preferred, Participating LLC ownership interests. The private placement offering represented all of the Company’s equity until the capital restructuring on February 1, 2021 and January 1, 2023, and was a continuous offering that allowed the Company to raise additional equity as needed. Equity Program investors are able to demand redemption of their equity units, subject to certain restrictions.

At June 30, 2023, equity totaled $77.6 million, an increase of $16.1 million, or 26.2%, from $61.5 million at December 31, 2022. See Statement of “Changes in Members’ Equity” Page 15 for additional details. The Company’s equity balance was in compliance with bank covenants at June 30, 2023 and December 31, 2022.

Class D Equity. The Securities and Exchange Commission qualified the Class D Units offering pursuant to Regulation A effective September 22, 2022.

The following table sets forth the Company’s Class D Units at the dates indicated:

	As of the Six Months Ended June 30,	As of the Year Ended December 31,
	2023	2022
Total assets	$124,725,272	$106,283,335
Class D Equity	21,530,488	2,689,505
Percentage of total assets	17.3%	2.5%

Bank Borrowings. As of June 30, 2023, the Company had a $60 million line of credit from Umpqua Bank. This revolving line of credit was collateralized by all of the Company’s assets, including all of its Portfolio Loans, and was senior in priority to the Class D Units. While the line of credit provided leverage and a source of capital to make loans, the primary benefit to the Company was cash management. Because the revolving line of credit allowed the Company to draw on and pay down the line of credit daily, the Company could use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit could also provide the Company with liquidity to meet investor withdrawal requests.

The line of credit was subject to a “borrowing base” limitation. The borrowing base was an amount equal to the lesser of 65 percent of the outstanding balance of the Company’s Portfolio; subject to certain adjustments and exclusions and subject to a cap of $60 million. At June 30, 2023, the borrowing base was $60 million. Under the line of credit, the Company was also required to maintain compliance with certain financial covenants, including maintenance at the end of each calendar quarter of (a) a debt to tangible net worth of not more than 1.00 to 1.00 ratio (calculated as the outstanding line of credit balance divided by the sum of equity and Senior Notes); (b) a turnover ratio of no less than 1.00 to 1.00 (calculated as the ratio of paid off note receivables to average line of credit utilization); and (c) interest and preferred return coverage ratio of no less than 1.00 to 1.00 (calculated as the ratio of cash flow to interest expense and preferred returns). As of June 30, 2023, the Company was in compliance with all of the foregoing financial covenants.

As of June 30, 2023, $60 million was available under the Company’s line of credit agreement with Umpqua Bank (“Umpqua”).

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On May 13, 2021, the Company entered into a Business Loan and Security Agreement (Revolving Line of Credit) dated effective May 7, 2021 (the “Umpqua Loan Agreement”) with Umpqua Bank (“Umpqua”), an Oregon state-chartered bank, with respect to a revolving credit line (“Umpqua Credit Line”) from Umpqua, and in connection therewith issued to Umpqua a promissory note (the “Umpqua Note”) for a maximum principal amount of up to $40 million. The conditions precedent to the effectiveness of the Umpqua Credit Line were satisfied, and the transactions contemplated thereunder consummated, on May 14, 2021. The Umpqua Credit Line refinanced the Company’s previous $40 million revolving line of credit from Western Alliance Bank. Effective August 10, 2021, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $50 million. Effective January 28, 2022, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $60 million, and the interest rate spread was transitioned from 1-Month LIBOR plus 2.75% to 1-Month SOFR (Secured Overnight Financing Rate) plus 2.80 to comply with the Federal Reserve’s request that banks phase out the use of LIBOR. Effective June 8, 2022, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $75,000,000. Effective June 29, 2023, the Umpqua Loan Agreement was amended to decrease the maximum amount of funds available under the Umpqua Credit Line to $60,000,000, and the maturity date was extended to May 5, 2025. The decrease in the size of the Umpqua Credit Line was requested by the Company to reduce interest expense.

For the six months ended June 30, 2023 and for the year ending December 31, 2022, average line of credit utilization during these periods was 38.2% and 63.8%, respectively.

The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018.

The following table sets forth the Company’s Senior Notes at the dates indicated:

	As of or for the Six Months Ended June 30,	As of or for the Year Ended December 31,
	2023	2022
Total assets	$124,725,272	$106,283,335
Senior Notes	-	21,302,756
Percentage of total assets	0.0%	20.0%

As of June 30, 2023 and December 31, 2022, Senior Notes were $0.0 (0.0% of total assets) and $21.3 million (20.0% of total assets), respectively. Effective December 31, 2022, the Company’s five percent Senior Notes were prepaid in cash or reinvested into five percent preferred return, participating, Class D Units of equity.

Off-Balance Sheet Arrangements. In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. Specifically, the Company does not charge interest to borrowers on loan proceeds held back for construction until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these held back loan proceeds as an unfunded loan balance.

The Company provides further information about these off-balance sheet arrangements in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

ITEM 2 OTHER INFORMATION

None.

11

ITEM 3 FINANCIAL STATEMENTS

12

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Balance Sheets

June 30, 2023 and December 31, 2022

(unaudited)

_____________________________

	As of June 30,	As of December 31,
	2023	2022

ASSETS

Cash and cash equivalents	$136,251	$128,756
Mortgage interest receivable	889,498	856,241
Mortgage loans receivable, net	121,567,144	103,165,959
Real estate held for sale	2,132,379	2,132,379
Total assets	$124,725,272	$106,283,335

LIABILITIES AND MEMBERS’ EQUITY

Liabilities
Accounts payable and other accrued liabilities	$(3,528)	$114,916
Servicer fees payable	295,644	297,387
Interest payable	223,199	215,556
Notes payable - senior notes	-	21,302,756
Line of credit, net	45,288,434	21,949,701
Deferred interest	1,314,931	887,454
Total liabilities	47,118,680	44,767,770
Members’ equity	77,606,592	61,515,565
Total liabilities and members’ equity	$124,725,272	$106,283,335

The accompanying notes are an integral part of these financial statements.

13

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Income

June 30, 2023 and 2022

(unaudited)

_____________________________

	Six Months Ended June 30,
	2023	2022
Revenues
Mortgage interest income	$6,062,076	$7,529,570
Rental property income	-	46,387
Other income	74,654	167,697
Total revenues	6,136,730	7,743,654

Operating expenses
Interest expense	911,557	1,635,603
Servicer fees	1,626,863	1,954,491
Provision for loan losses	-	236,304
Professional fees	157,138	70,866
Real estate holding costs	5,542	19,393
Other expense	290,409	188,634
Total operating expenses	2,991,509	4,105,291

Other income (expense)
Gain (loss) on sale of real estate held for sale	-	(7,780)
Total other income (expense)	-	(7,780)

Income before income tax and LLC fees	3,145,221	3,630,583
Income tax and LLC fees	10,181	7,326

Net income	$3,135,040	$3,623,257

The accompanying notes are an integral part of these financial statements.

14

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statement of Changes in Members Equity

June 30, 2023 and 2022

(unaudited)

	Class A	Class B	Class C	Class D	Total

Balance, December 31, 2021	4,865,227	20,329,003	24,324,228	-	49,518,458

Members' contributions	3,795,757	6,891,567	4,065,943	925,640	15,678,907
Members' earning distributions	(151,259)	(355,328)	(266,743)	-	(773,330)
Members' capital withdrawals	(3,652,303)	(6,734,492)	(2,357,794)	-	(12,744,589)
Transfers	-	(2,265,703)	2,265,703	-	-
Notes payable converted to members' equity	-	-	1,480,000	1,741,814	3,221,814
Members' equity converted to notes payable	(200,000)	-	-	-	(200,000)
Net income	2,501,675	2,365,645	1,924,933	22,052	6,814,305

Balance, December 31, 2022	7,159,097	20,230,692	31,436,270	2,689,506	61,515,565

Members' contributions	157,004	1,212,164	1,672,739	25,729,571	28,771,478
Members' earning distributions	-	(17,028)	(24,579)	(37,541)	(79,148)
Members' capital withdrawals	-	(3,385,695)	(4,886,780)	(7,463,868)	(15,736,343)
Transfers	-	(461,209)	571,539	(110,330)	(0)
Net income	680,280	917,620	924,319	612,820	3,135,040

Balance, June 30, 2023	7,024,961	19,929,176	29,121,967	21,530,488	77,606,592

The accompanying notes are an integral part of these financial statements.

15

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Cash Flows

June 30, 2023 and 2022

(unaudited)

_____________________________

	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net income	$3,135,040	$3,623,257
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	-	244,084
Amortization of deferred loan origination fees	(868,084)	(1,279,607)
Depreciation	-	-
Loss (gain) on sales of real estate held for sale	-	7,780
Senior notes interest expense converted to debt	77,422	516,815
Change in operating assets and liabilities
Mortgage interest receivable	(33,257)	(102,746)
Accounts payable and other accrued liabilities	(118,444)	(68,306)
Servicer fees payable	(1,743)	25,334
Interest payable	7,643	30,720
Deferred interest	427,477	(318,383)
Net cash provided by operating activities	2,626,054	2,678,948

Cash flows from investing activities
Loans funded	(106,116,414)	(125,814,967)
Principal collected on loans	88,583,313	107,050,249
Improvement costs on real estate held for sale	-	(148,352)
Improvement costs on rental property	-	-
Proceeds from sales of real estate held for sale	-	936,052
Net cash used in investing activities	(17,533,101)	(17,977,018)

Cash flows from financing activities
Borrowings on notes payable - senior notes	-	9,706,051
Repayments on notes payable - senior notes	(21,380,178)	(9,781,766)
Net borrowings on line of credit	23,338,733	12,517,428
Members’ contributions	28,771,478	12,059,739
Members’ earnings distributions	(79,148)	(950,123)
Members’ capital withdrawals	(15,736,343)	(8,798,622)
Net cash provided by (used in) financing activities	14,914,542	14,752,707

Net increase (decrease) in cash and cash equivalents	7,495	(545,363)
Cash and cash equivalents at beginning of year	128,756	549,211
Cash and cash equivalents at end of period	$136,251	$3,848

Supplemental disclosures of cash flow information
Cash paid for interest	$903,915	$1,604,882
Cash paid for income tax and LLC fees	$10,181	$7,327

Supplemental disclosure of non-cash investing and financing transactions
Mortgage loans receivable converted to real estate held for sale	$-	$-
Mortgage interest receivable transferred to real estate held for sale	$-	$-
Sale of real estate financed with mortgage loan receivable	$-	$-
Real estate held for sale converted to rental property	$-	$-
Notes payable converted to members’ equity	$21,255,179	$-
Member’s equity converted to notes payable	$-	$-

The accompanying notes are an integral part of these financial statements.

16

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_____________________________

1. Organization

Iron Bridge Mortgage Fund, LLC (the “Fund”) is an Oregon limited liability company that was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be secured, in whole or in part, by real or personal property throughout the United States. The Fund is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”). The Fund receives certain operating and administrative services from the Manager. The Fund is responsible for its operating expenses, while the Manager is generally responsible for costs of its own personnel (including compensation and benefits), office space and general overhead expenses incurred in performing duties to the Fund. Because of the Manager’s role in operating the Fund, as a matter of administrative convenience, the Manager may from time to time incur certain expenses on behalf of the Fund that are reimbursable to the Manager, or with respect to certain de minimis expenses, absorbed by the Manager at its election.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. Summary of Significant Accounting Policies

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management’s best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience significant declines, the resulting collateral values of the Fund's loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund's actual loan losses and proceeds from the sales of real estate held could differ significantly from management's current estimates.

17

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral-based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

18

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Rental property

Rental property is recorded at cost and allocated between land and building based upon their relative fair values at acquisition. Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Investment costs are capitalized while activities are ongoing to prepare an asset for its intended use. Expenditures for repairs and maintenance are charged to expense when incurred.

Depreciation begins once the asset is ready to be placed into service and is recorded on a straight-line basis over the estimated useful lives of the assets. Buildings and improvements are depreciated over periods ranging from 15 to 27.5 years.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Fund records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

19

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for real estate owned and impaired secured loans is determined using the sales comparison, income and other commonly used valuation approaches.

The following table reflects the Fund’s assets and liabilities measured at fair value on a non-recurring basis as of June 30, 2023 and December 31, 2022:

Item	Level 1	Level 2	Level 3	Total
Real estate owned (June 30, 2023)	$-	$-	$2,132,397	$2,132,397

Real estate owned (December 31, 2022)	$-	$-	$2,132,397	$2,132,397

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

(a)

Secured loans (Level 2 and Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

(b)

Real estate owned (Level 2 and Level 3). At the time of foreclosure, real estate owned is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property’s estimated fair value, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. If the future undiscounted cash flows of real estate held for use exceed the carrying value or the fair value less estimated costs to sell for other than held for use real estate exceeds the carrying value, the asset value is recaptured to the estimated fair value, but not to exceed the original basis in the property after reversion. The Fund records real estate owned as nonrecurring Level 2 if the fair value of the real estate owned is based on an observable market price or a current appraised value. If an appraised value is not available and there is no observable market price, the Fund records real estate owned as nonrecurring Level 3.

20

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Real estate held for sale

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at fair value less estimated selling cost at the date of foreclosure if the plan of disposition is by way of sale. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell.

Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those net cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations.

Deferred loan origination fees

The Fund will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method. Deferred loan origination fees of $856,702 at June 30, 2023 and $825,490 at June 30, 2022 have been included in mortgage loans receivable, net, on the accompanying balance sheet. Deferred loan origination fees of $868,085 during the first six months of 2023, and $1,279,607 during the first six months of 2022 were amortized into income during each applicable period.

21

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Line of credit origination fees

The Fund has capitalized the related costs incurred in connection with its borrowings under the line of credit. These costs are being amortized using the straight-line method through maturity of the line of credit. The prepaid loan fees related to the line of credit are presented in the balance sheets as a direct deduction from the carrying amount of the line of credit.

Subscription liability

The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If approved for admittance into the Fund, the subscription funds are maintained in a separate subscription account until such time as the funds are needed in the normal course of the Fund’s operations. Due to the calculation of monthly profit distributions, the Fund does not allow mid-month contributions. After the monthly distributions are processed, the subscription funds will be recognized as member contributions on behalf of the subscribing member. There were no subscription funds as of June 30, 2023 and 2022.

Income taxes

The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Individual members report on their federal and state income tax returns their share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes besides the applicable minimum state tax or fees would be reflected in the accompanying financial statements.

The Fund has evaluated its current tax positions and has concluded that as of the periods ending June 30, 2023 and 2022, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Subsequent events

The Fund has evaluated subsequent events through the date hereof, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

22

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

3. Fund Provisions

The Fund is an Oregon limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement. The operating agreement provides for four classes of equity units, Class A, Class B, Class C and Class D. The following description of the Fund’s operating agreement provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least seventy five percent of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

Recapitalization

As of January 31, 2021, the Fund had one class of equity, a bank line of credit, and two forms of private debt outstanding: the junior notes and the senior notes.

Effective February 1, 2021, the Fund adopted second amended and restated operating agreement, which among other changes, created four classes of equity membership interests consisting of Class A, Class B, Class C and Class D Units.

The Class A Units were issued to employees of the Manager and/or their tax-advantaged accounts.

The only class of equity units under the first amended operating agreement was exchanged for Class B Units.

The Fund's junior notes were, subject to applicable approvals, prepaid and the holders of the junior notes were offered the opportunity to reinvest the outstanding principal amount and unpaid and accrued interest owed under their junior notes in exchange for Class C Units of the Fund.

In October 2022, the Fund notified its senior note holders it was in the process of winding down its Senior Notes program and replacing the senior notes with Class D Units. The Fund's senior notes were, subject to applicable approvals, to be prepaid and the holders of the senior notes were offered the opportunity to reinvest the outstanding principal amount and unpaid and accrued interest owed under their senior notes in exchange for Class D Units of the Fund effective January 1, 2023.

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions

Members are entitled, on a non-compounding basis, payable monthly in arrears, to 9% (Class B Equity), 6% (Class C Equity), or 5% (Class D Equity) per annum non-guaranteed priority return ("Priority Return") on their invested capital. The Manager will share in any such distribution to the extent it acquires and holds membership interests.

Once all accrued Priority Return distributions have been made, remaining net income from operations generally shall be distributed 10% to the Fund's members, including the Manager to the extent it holds memberships interests, and 90% to Class A Equity.

23

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

3. Fund Provisions (continued)

Reinvestment

Members have the option to compound their proportionate share of the Fund’s monthly earnings.

Liquidity, capital withdrawals and early withdrawals

There is no public market for units of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw its investment in the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member provides the Fund with a written request for a return of capital at least 60 days prior to such withdrawal; and (ii) the member requests a full withdrawal of all membership interest if their capital balance is less than 50,000 units. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund's then cash flow, financial condition, compliance with regulatory and other limitations, such as ERISA and ‘publicly traded partnership' thresholds, and prospective loans. If the Manager determines that there is available cash, the Manager shall honor such withdrawal request in accordance with the conditions stated above.

24

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

4. Mortgage Loans Receivable, Net

Mortgage loans receivable, net, consisted of the following at June 30, 2023:

Outstanding mortgage loans receivable	$124,228,356
Unamortized deferred loan origination fees	(856,702)
Allowance for loan losses	(1,804,510)
Mortgage loans receivable, net	$121,567,144

Mortgage loans receivable, net, consisted of the following at December 31, 2022:

Outstanding mortgage loans receivable	$105,524,277
Unamortized deferred loan origination fees	(447,633)
Allowance for loan losses	(1,910,685)
Mortgage loans receivable, net	$121,567,144

25

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

4. Mortgage Loans Receivable, Net (continued)

Activity in the allowance for loan losses was as follows for the year ended December 31, 2022 and the six months ended June 30, 2023:

2022 Beginning balance	$1,698,883
Provision for loan losses	405,924
Write-offs	(194,122)
Ending balance as of December 31, 2022	$1,910,685

2022 Beginning balance	$1,910,685
Provision for loan losses	-
Write-offs	(106,175)
Ending balance as of June 30, 2023	$1,804,510

Allocation of the allowance for loan losses by collateral type as of June 30, 2023 and December 31, 2022 consisted of the following (allocation of allowance is not an indication of expected future use):

As of June 30, 2023:

Single family residential (1 - 4 units)	$1,629,898
Land/Construction	156,376
Multi-family residential (5 or more units)	18,266
Commercial	-
Total	$1,804,510

As of December 31, 2022:

Single family residential (1 - 4 units)	$1,778,967
Land/Construction	131,718
Multi-family residential (5 or more units)	-
Commercial	-
Total	$1,910,685

26

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

5. Notes Payable - Junior Notes

The junior note program is a private debt offering by the Fund. Between April and September 2017, the Fund refinanced all junior notes from an interest rate of 10% to 8%. Between March and October 2019, the Fund refinanced all junior notes from an interest rate of 8% to 7%. Between October 2020 and January 2021, the Fund refinanced a portion of junior notes from an interest rate of 7% to 6%. Effective February 1, 2021, all junior notes were converted to Class C equity.

6. Notes Payable - Senior Notes

On March 1, 2018, the Company commenced a debt offering of 6% Senior Secured Demand Notes pursuant to Regulation A. The offering was qualified by the Security and Exchange Commission in February 2018. On November 25, 2020, the Fund effected a rate change on all outstanding senior notes from 6.0% to 5.5%. On February 23, 2020, the Fund effected a rate change on all outstanding senior notes from 5.5% to 5.0%

As of December 31, 2022, the senior notes payable within the note program held a balance of $21,949,701, and interest expense on these senior notes amounted to $737,751. Effective January 1, 2023, the Senior Secured Demand Notes were terminated and replaced with Class D Units (see Note 3).

7. Line of Credit, Net

On January 31, 2013, the Fund entered into a revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $5,000,000. The agreement was subject to a borrowing base calculation and was secured by substantially all of the Fund's assets. On April 30, 2014, the line of credit was extended and increased to include a maximum borrowing limit of $10,000,000. On December 11, 2015, the line of credit was extended and increased to include a maximum borrowing limit of $12,000,000. The annual interest rate was equal to the greater of 4.75% plus the 90-day LIBOR rate from time to time in effect or 5.75%. The interest rate as of December 31, 2015 was 5.50%.

During December 2015, the Fund refinanced its previous line of credit and entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $20,000,000. The credit agreement took effect on January 5, 2016. On March 20, 2017, the line of credit was amended to increase the borrowing limit to $25,000,000. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund's assets. The annual interest rate was equal to the greater of 4.50% plus the one-month LIBOR rate from time to time in effect or 4.75%. On January 1, 2018, the line of credit was extended to January 1, 2020, the maximum borrowing limit was increased from $25,000,000 to $40,000,000, and the interest rate was lowered from one-month LIBOR plus 4.50% to one-month LIBOR plus 4.00%. On January 24, 2019, the line of credit was amended to lower the interest rate from one-month LIBOR plus 4.0% to one-month LIBOR plus 3.5%. On April 16, 2019, the line of credit was amended to lower the interest rate from one-month LIBOR plus 3.5% to one-month LIBOR plus 3.125%. On December 5, 2019, the Fund extended the line of credit to March 1, 2020. On February 24, 2020, the Fund extended the line of credit to March 1, 2022.

During May 2021, the Fund refinanced its line of credit and entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $40,000,000. The credit agreement took effect on May 7, 2021. On August 10, 2021, the line of credit was amended to increase the borrowing limit to $50,000,000 and was amended again, effective as of January 28, 2022 and June 8, 2022, to increase the amount of funds available to $60,000,000 and $75,000,000, respectively. To comply with federal regulations requiring financial institutions to replace the LIBOR index, on June 8, 2022 the interest rate on the Company’s line of credit changed from 1-LIBOR plus 2.75% to 1-Month SOFR plus 2.8%, which is believed to be comparable. On June 29, 2023, the line of credit was amended to decrease the maximum borrowing limit from $75,000,000 to $60,000,000, and the maturity date was extended to May 5, 2025.

The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund's assets.

27

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

7. Line of Credit, Net (continued)

The interest rate as of June 30, 2023, December 31, 2022 and June 30, 2022 was 7.47%, 7.02% and 4.00%, respectively.

As of June 30, 2023 and December 31, 2022, the outstanding balance on the line of credit was $45,385,518 and $22,034,109, respectively.

For the six months ended June 30, 2023 and 2022, and the twelve months ended December 31, 2022, interest expense on the line of credit amounted to $911,558, $897,852 and $2,040,275, respectively.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at June 30, 2023 and December 31, 2022.

Line of credit, net, consisted of the following at June 30, 2023:

Line of credit	$45,385,518
Line of credit origination fees	(97,082)
Line of credit, net	$45,482,600

Line of credit, net, consisted of the following at December 31, 2022:

Line of credit	$22,034,109
Line of credit origination fees	(84,408)
Line of credit, net	$22,118,517

28

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

8. Related Party Transactions

Servicing fees

Servicing fees of .25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. During the six months ended June 30, 2023 and 2022, servicing fees earned by the Manager amounted to $1,626,863 and $1,954,491, respectively. As of June 30, 2023 and December 31, 2022, servicing fees payable to the Manager were $295,644 and $340,437, respectively.

Operating expenses

For the six months ended June 30, 2023 and 2022, the Manager elected to waive the de minimis amount of operating expenses of the Fund to which it may be entitled to reimbursement, besides those which have been recorded in the Fund’s statement of income and changes in members’ equity.

9. Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages. At June 30, 2023, there were 297 secured loans outstanding with 171 borrowers with the following characteristics:

Number of secured loans outstanding	297
Total secured loans outstanding	$124,228,356
Average secured loan outstanding	$418,000
Average secured loan as percent of total secured loans	0.34%
Average secured loan as percent of members’ equity	0.54%
Largest secured loan outstanding	$2,900,000
Largest secured loan as percent of total secured loans	2.33%
Largest secured loan as percent of members’ equity	3.74%
Number of secured loans over 90 days past due and still accruing interest	0

29

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

Approximate investment in secured loans over 90 days past due interest and still accruing interest	$-
Number of secured loans in foreclosure	4
Approximate principal of secured loans in foreclosure	$1,612,565
Number of secured loans on non-accrual status	7
Approximate investment in secured loans on non-accrual status	$2,438,823
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	2
Approximate principal of secured loans over 90 days past maturity	$748,980
Number of states where security is located	16
Number of counties where security is located	82

At June 30, 2023, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at June 30, 2023:

	Loan Balances	Percentage
California	$70,626,888	56.85%
Texas	14,779,568	11.90%
Colorado	12,407,814	9.99%
Other **	26,394,086	21.26%
Totals	$124,288,356	100.00%

30

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

The various counties in which secured property is located are as follows at June 30, 2023:

	Loan Balances	Percentage
Santa Clara, California	$14,896,872	11.98%
Alameda, California	12,029,597	9.68%
Other **	97,362,087	78.34%
Totals	$124,288,356	100.00%

** None of the states or counties included in the “Other” category above include loan concentrations greater than 9%.

Loans by type of property at June 30, 2023:

Single family residential (1 - 4 units)	$112,205,432
Land/Construction	10,765,424
Multi-family residential (5 or more units)	1,257,500
Commercial	0
Total	$124,228,356

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at June 30, 2023:

Current (0 to 30 days)	$121,789,533
31 to 90 days	1,048,519
91 days and greater	1,390,304
Total	$124,228,356

At June 30, 2023, all of the Fund’s loans carry a term of six to 12 months; therefore the entire loan balance of $124,228,356 is scheduled to mature on or before June 30, 2024. The scheduled maturities includes two loans that were past maturity at June 30, 2023.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

31

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2022, there were 275 secured loans outstanding with 152 borrowers with the following characteristics:

Number of secured loans outstanding	275
Total secured loans outstanding	$105,524,292
Average secured loan outstanding	$383,725
Average secured loan as percent of total secured loans	0.36%
Average secured loan as percent of members’ equity	0.62%
Largest secured loan outstanding	$1,709,200
Largest secured loan as percent of total secured loans	1.62%
Largest secured loan as percent of members’ equity	2.78%
Number of secured loans over 90 days past due and still accruing interest	-
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$-
Number of secured loans in foreclosure	-
Approximate principal of secured loans in foreclosure	$-
Number of secured loans on non-accrual status	-
Approximate investment in secured loans on non-accrual status	$-
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	-
Approximate principal of secured loans over 90 days past maturity	$-
Number of states where security is located	16
Number of counties where security is located	86

32

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

At December 31, 2022, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2022:

	Loan Balances	Percentage
California	$40,135,935	38.00%
Oregon	15,196,787	14.40%
Texas	10,876,103	10.30%
Other **	39,315,452	37.30%
Totals	$105,524,277	100.00%

The various counties in which secured property is located are as follows at December 31, 2022:

	Loan Balances	Percentage
Alameda, California	$11,669,630	11.10%
Other **	93,854,647	88.90%
Totals	$105,524,277	100.00%

** None of the states or counties included in the “Other” category above include loan concentrations greater than 10%.

Loans by type of property at December 31, 2022:

Single family residential (1 - 4 units)	$98,249,700
Land/Construction	7,274,577
Total	$105,524,277

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at December 31, 2022:

Current (0 to 30 days)	$105,524,277
31 to 90 days	-
91 days and greater	-
Total	$105,524,277

33

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

At December 31, 2022, all of the Fund’s loans carry a term of six to twelve months; therefore, the entire loan balance of $105,524,277 is scheduled to mature in 2023. The scheduled maturities for 2023 include 2 loans totaling approximately $746,181 with maturity dates of December 31, 2022.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

10. Real Estate Held for Sale Concentrations and Characteristics

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the six months ended June 30, 2023:

Beginning balance (as of December 31, 2022)	$2,132,379
Costs of real estate acquired through or in lieu of foreclosure	-
Improvement costs	-
Converted to held for use	-
Sales of real estate	-
Ending balance	$2,132,379

At June 30, 2023, the real estate held for sale properties included one single family residential property in Alameda County, California.

34

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2023 and 2022

(unaudited)

_________________________

12. Commitments and Contingencies

Construction loans

At June 30, 2023, the Fund had 132 approved construction loans with a total borrowing limit of approximately $25,608,793. 115 loans had undisbursed construction funds, totaling approximately $15,157,928. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

At December 31, 2022, the Fund had 104 approved construction loans with a total borrowing limit of approximately $19,308,000. 84 loans had undisbursed construction funds, totaling approximately $9,994,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

35

ITEM 4 EXHIBITS

Exhibit No.	Description

2.1

Articles of Organization of Iron Bridge Mortgage Fund, LLC (Incorporated by reference to Exhibit 2.1 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777))

2.2

Third Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC, as amended (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on July 29, 2022 (File No. 24R-00149))

3.1

Form of Senior Secured Demand Note (Incorporated by reference to Exhibit 3.1 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

3.2

Form of Senior Secured Demand Note Security Agreement (Incorporated by reference to Exhibit 3.2 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

3.3

Subordination Agreement, dated effective May 7, 2021, by and among Carr Butterfield, LLC, Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

3.4

Subordination Agreement among Iron Bridge Mortgage Fund LLC, Iron Bridge Management Group, LLC and Western Alliance Bank dated as of December 22, 2015 (Incorporated by reference to Exhibit 3.4 to Iron Bridge Mortgage, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777))

4.1

Form of Senior Secured Demand Note Subscription Agreement (Incorporated by reference to Exhibit 4.1 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

4.2

Form of Senior Secured Demand Note Purchase Agreement (Incorporated by reference to Exhibit 4.2 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on February 8, 2018 (File No. 024-10777))

4.3

Form of Class D Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.1 to the Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on September 6, 2022 (File No. 024-11984))

6.1

Business Loan and Security Agreement (Revolving Line of Credit), dated effective May 7, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

6.2

First Amendment to Loan Documents, dated August 10, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A/A as filed with the Securities and Exchange Commission on August 31, 2021 (File No. 024-11462))

6.3

Second Amendment to Loan Documents, dated January 28, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed on February 3, 2022 (File No. 24R-00149))

6.4

Third Amendment to Loan Documents, dated June 8, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.4 to Amendment No. 1 to the Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 2, 2022 (File No. 024-11462))

6.5	Fourth Amendment to Loan Documents, dated February 16, 2023, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank

6.6	Fifth Amendment to Loan Documents, dated June 29, 2023, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank

6.7

Promissory Note, dated effective May 7, 2021, issued by Iron Bridge Mortgage Fund, LLC in favor of Umpqua Bank (Incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

36

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 28, 2023.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities indicated, and on September 28, 2023.

IRON BRIDGE MANAGEMENT GROUP, LLC

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Executive Officer)

By:	/s/ Sarah Gragg Stascausky
Name:	Sarah Gragg Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Financial Officer and Principal Accounting Officer)

37